JPMorgan Value Opportunities Fund, Inc.

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to Items 72DD1 and 72DD2, 73A1 and 73A2, 74U1 and 74U2,
and 74V1 and 74V2, complete answers are as follows:

Item 72DD1 and 72DD2
Total income dividends for which record date passed during the period

Share Class	Total Income Dividends (000's omitted)
Class A	$1,146
Class B	$80
Class C	$68
Class I	$14,218

Item 73A1 and 73A2
Distributions per share for which record date passed during the period

Share Class	Dividends from Net Investment Income
Class A	$0.2291
Class B	$0.1320
Class C	$0.1299
Class I	$0.3044

Item 74U1 and 74U2
Number of shares outstanding

Share Class	Shares Outstanding (000's omitted)
Class A	4,602
Class B	508
Class C	450
Class I	46,714

Item 74V1 and 74V2
Net asset value per share (to nearest cent)

Share Class	Net Asset Value Per Share
Class A	$14.36
Class B	$14.07
Class C	$14.09
Class I	$14.38